UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

June 3, 2008

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

TomoTherapy Incorporated
File No. 1-33452 - CF#21998

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TomoTherapy Incorporated submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 8-K filed on April 28, 2008.

Based on representations by TomoTherapy Incorporated that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.4	until April 28, 2018
Exhibit 10.5	until April 28, 2018
Exhibit 10.6	until April 28, 2018

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Christian Windsor
Special Counsel